January 16, 2007	Symbol - TSX & AIM: KGI

Drill Hole 50-743W To The South Returns 1.58 Ounces of Gold over 66.1 feet (uncut); Potential Strike Length of New South Zone Now In Excess of 1,400 Feet

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce an update on exploration drilling testing the new, high grade ore system to the south of the existing mine.

The Company has received assays for nineteen drill holes testing mineralization south of the mine workings. The Company continues to intersect multiple zones of mineralization both above and below the 5300 level cross cut and has expanded the dimensions of the New South Zone.

Of considerable importance are the intersections in drill holes 50-743W and 53-527. Drill 50-743W assayed 1.58 ounces of gold per ton (“opt”) uncut (0.71 opt cut) over a core length of 66.1 feet and represents the furthest east intersection to date on the New South Zone. Drill hole 53-527 assayed 0.84 opt uncut (0.56 opt cut) over a core length of 17.6 feet. This represents the furthest west intersection to date on what is interpreted to be the New South Zone. It has extended the potential strike length of the New South Zone to 1,400 feet.

Drill hole 53-531 has returned multiple ore grade intersections above the 5300 level. The “White Zone” intersection, which assayed 2.06 opt uncut (1.40 opt cut) over a core length of 17.1 feet indicates a localized widening of the zone, which appears to be the junction point of the New South Zone and the White Zone approximately 100 feet above the 5300 level.

“Drilling continues the expansion of all zones in the new system to the south of the workings.” said Duncan Middlemiss, the Company’s newly appointed Mine Manager. ”Development on some of these ore zones is now proceeding in order to ascertain continuity and grade, and for bulk sampling purposes, which will allow for higher grade gold production options in the future”

Highlights of the current results:

•
Drill 50-743W assayed 1.58 opt uncut (0.71 opt cut) over a core length of 66.1 feet. The intersection is located 110 feet east of previously released drill hole 50-732 which assayed 0.96 opt over a core length of 47.6 feet. (See press release dated October 24, 2006.)

•
Drill hole 53-527 has intersected two parallel mineralized zones. The first zone from 547.0 to 590.5 feet assayed 0.30 opt over 43.5 feet and is interpreted to represent a new footwall zone to the New South Zone. The second zone from 661.4 to 679.0 feet assayed 0.84 opt uncut (0.56 opt cut) over a core length of 17.6 feet and is interpreted to be the New South Zone. Both intersections show good correlation with previously released drill hole 53-461 which assayed 0.36 opt over a core length of 12.2 feet and 1.27 opt over a core length of 3.0 feet. The intersections in 53-527 are 120 feet down dip of the respective intersections in 53-461. (See press release dated August 10, 2006.) ()

•
The “White Zone” intersection in drill hole 53-531 which assayed 2.06 opt uncut (1.40 opt cut) over a core length of 17.1 feet appears to represent the junction point between the White Zone and the New South Zone. This is a similar situation to the intersection in previously released drill hole 53-495 which assayed 1.99 opt uncut (1.58 opt cut) over a core length of 25.2 feet. (See press release dated December 14, 2006.) Both intersections in holes 53-531 and 53-495 are located approximately 100 feet above the level and they are 150 feet laterally from each other. (.)

•
The Lower D North intersections in both drill holes 53-528 and 53-530 (2.83 opt over 6.1 feet core length and 3.61 opt over 5.0 feet core length) were drilled from the existing Lower D North Footwall drift, and are the extensions of the zone which was recently drifted on; they do not represent the true width of the full zone at this location.

•
Early intersections in drill holes 53-513 (14.0 to 26.0 feet) and 53-514 (22.7 to 54.5 feet) which assayed 1.85 opt over a core length of 12.0 feet of core length and 1.80 opt over a core length of 31.8 feet, respectively, show localized extensive mineralization spanning the Lower D North Footwall and the Lower D North zones.

•
Lower D North intersections in drill holes 53-513, 514, 515, 528, 530 and 531 are close spaced and cover approximately 50 feet in the dip component as they were targeting other zones including the White, New South and YYZ.

The diagrams referred to in this release may be viewed at the Company’s website, www.klgold.com and will provide context to the above statements.

Figure 1 is a plan view showing some of the latest drill hole results.

Figure 2 is a composite section showing some of the latest drill hole results.

A full listing of the nineteen drill holes may be viewed on the Company’s website.

The following table summarizes some of the latest drilling program results. (Imperial values)

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz per ton/feet)
50-743W	New South Incl. and New	1990.0 2039.5 2040.7 2124.0	2056.1 2040.7 2043.3 2125.9	-12	120	1.58/66.1’ =14.8 TW, Uncut 0.71/66.1’ CL = 14.8 TW, Cut 6.36/1.2’ CL = 0.3’ TW, VG 24.26/2.6’ CL = 0.6’ TW, VG 4.40/1.9’ CL = ??TW
53-531	Lower D North YYZ Zone Incl. And White Zone Incl. and	26.5 70.0 72.0 74.0 130.9 137.0 144.0	39.0 75.6 74.0 75.6 148.0 138.5 146.0	+45	108
0.58/12.5’ CL = 11.1’ TW, VG
6.02/5.6’ CL = 4.7’ TW, Uncut
2.41/6.5’ CL = 4.7’ TW, Cut
10.10/2.0’ CL = 1.7’ TW, VG
7.89/1.6’ CL = 1.3’ TW, VG
2.06/17.1’ CL = 15.3’ TW, Uncut
1.40/17.1’ CL = 15.3’ TW, Cut
6.52/1.5’ CL = 1.3’ TW, VG
6.91/2.0’ CL = 1.8’ TW, VG

53-527	#7 #6 White Zone New New South Incl.	183.5 224.5 464.5 547.0 661.4 673.0	184.7 225.5 476.3 590.5 679.0 674.4	-4	125	3.44/1.2’ CL = 0.6’ TW 0.39/1.0’ CL = 0.5’ TW 0.47/11.8’ CL = 7.0’ TW 0.30/43.5’ CL = 13.9’ TW 0.84/17.6’ CL= 5.7’ TW, Uncut 0.56/17.6’ CL = 5.7’ TW, Cut 7.14/1.4’ CL = 0.5’ TW, VG
53-513	Lower D North Incl. And YYZ Zone New South ?	14.0 14.0 24.5 61.5 160.0	26.0 15.0 26.0 63.9 165.5	+29	132	1.85/12.0’ CL = 11.3’ TW, Uncut 1.09/12.0’ CL = 11.3’ TW, Cut 10.64/1.0’ CL = 0.9’ TW, VG 4.84/1.5’ CL = 1.4’ TW, VG 0.83/2.4’ CL = 2.2’ TW 0.39/5.5’ CL = 4.4’ TW
53-514	Lower D North Incl. and New Incl. New	22.7 45.0 47.5 215.5 223.0 250.0	54.5 46.0 49.0 228.0 225.0 267.3	0	067
1.80/31.8’ CL = 18.0’ TW, Uncut
1.19/31.8’ CL = 18.0’ TW, Cut
6.08/1.0’ CL = 0.6’ TW, VG
14.81/1.5’ CL = 0.8’ TW, VG
1.17/12.5’ CL = ??TW, Uncut
0.92/12.5’ CL = ??TW, Cut
5.03/2.0’ CL = ??TW
0.17/17.3’ CL = ??TW

53-515	Lower D North Incl. and and New	20.0 32.3 35.0 42.0 79.5	50.0 33.5 37.1 43.5 81.6	0	075	1.50/30.0’ CL = 17.0 ’ TW, Uncut 1.07/30.0’ CL = 17.0’ TW, Cut 5.91/1.2’ CL = 0.7’ TW 6.90/2.1’ CL = 1.2’ TW, VG 5.29/1.5’ CL = 0.9’ TW 1.36/2.1’ CL = ??TW, VG
53-526	#7 Incl. Lower D North Footwall New	247.0 253.0 300.0 680.3	255.0 255.0 303.0 682.0	-13	125	1.79/8.0’ CL = 6.9’ TW, Uncut 1.74/8.0’ CL = 6.9’ TW, Cut 3.71/2.0’ CL = 1.7’ TW 0.43/3.0’ CL = 1.7’ TW 1.36/1.7’ CL = ??TW
53-528	Lower D North Footwall Incl. Lower D North Incl. White Zone New South	0.0 2.30 42.4 42.4 358.2 403.2	6.1 4.10 67.8 44.5 365.2 409.8	+15	075
2.83/6.1’ CL = 2.5’ TW, Uncut
2.22/6.1’ CL = 2.5’ TW, Cut
5.56/1.8’ CL = 0.8’ TW
3.79/25.4’ = 10.0’ TW, Uncut
0.56/25.4’ CL = 10.0’ TW, Cut
42.57/2.1’ CL = 0.8’ TW, VG
0.49/7.0’ CL = 3.1’ TW, VG
1.44/6.6’ CL = 2.9’ TW, VG

53-529	Lower D North White Zone	13.0 191.0	33.5 193.0	+16	118	0.61/20.5’ CL = 16.2’ TW, VG 2.12/2.0’ CL=1.7’ TW
53-530	Lower D North Footwall Incl. Lower D North	0.0 0.0 30.3	5.0 2.0 44.3	+15	108	3.61/5.0’ CL = 3.6’ TW, Uncut 1.56/5.0’ CL = 3.6’ TW, Cut 8.62/2.0’ CL = 1.5’ TW, VG 0.60/14.0’ CL = 10.0’ TW, VG
50-743C	# 7 Break Lower D North New South Footwall New South	919.2 994.0 2083.2 2204.8	920.9 995.5 2158.4 2213.0	-12	120	1.75/1.7’ CL = 0.7’ TW, VG 7.06/1.5’ CL = 0.6’ TW, VG 0.27/75.2’ CL = 10.4’ TW 1.24/8.2’ CL = 1.1’ TW, VG

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 3.50 oz/ton

A full listing of the nineteen drill holes may be viewed on the Company’s website.

The following table summarizes some of the latest drilling program results. (Metric values)

DRILL HOLE No.	VEIN	FROM (m)	TO (m)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (grams per tonne/m)
50-743W	New South Incl. and New	606.7 621.8 622.2 647.6	626.9 622.2 623.0 648.1	-12	120	54.2/20.2m = 4.5m TW, Uncut 24.3/20.2m CL = 4.5m TW, Cut 218.1/0.4m CL = 0.1m TW, VG 831.8/0.8m CL = 0.2m TW, VG 150.9/0.5m CL = ??TW, VG
53-531	Lower D North YYZ Zone Incl. And White Zone Incl. And	8.1 21.3 22.0 22.6 39.9 41.8 43.9	11.9 23.0 22.6 23.0 45.1 42.2 44.5	+45	108
19.9/3.8m CL = 3.4m TW, VG
206.4/1.7m CL = 1.4m TW, Uncut
82.6/1.7m CL = 1.4m TW, Cut
346.3/0.6m CL = 0.5m TW, VG
270.5/0.4m CL = 0.4m TW, VG
70.6/5.2m CL = 4.7m TW, Uncut
48.0/5.2m CL = 4.7m TW, Cut
223.5/0.4m CL = 0.4m TW, VG
236.9/0.6m CL = 0.5m TW, VG

53-527	#7 #6 White Zone New New South Incl.	55.9 68.4 141.6 166.8 201.6 205.2	56.3 68.8 145.2 180.0 207.0 205.6	-4	125	117.9/0.4m CL = 0.2m TW 13.3/0.4m = 0.2m TW 16.1/3.6m CL = 2.1m TW 10.0/13.2m CL = 4.2m TW 28.8/5.4m CL= 1.7m TW, Uncut 19.2/5.4m CL = 1.7m TW, Cut 244.8/0.4m CL = 0.2m TW, VG
53-513	Lower D North Incl. And YYZ Zone New South ?	3.7 4.3 7.5 18.8 48.8	7.9 4.6 7.9 19.5 50.5	+29	132	63.4/4.2m CL = 3.4m TW, Uncut 37.4/4.2m CL = 3.4m TW, Cut 364.8./0.3m CL = 0.3m TW, VG 165.9/0.4m CL = 0.4m TW, VG 28.5/0.7m CL = 0.7m TW 13.4/1.7m CL = 1.3m TW
53-514	Lower D North Incl. and New Incl. New	6.9 13.7 14.5 65.7 68.0 76.2	16.6 14.0 14.9 69.5 68.6 81.5	0	067
61.7/9.7m CL = 5.5m TW, Uncut
40.8/9.7m CL = 5.5m TW, Cut
208.5/0.3m CL = 0.2m TW, VG
507.8/0.4m CL = 0.2m TW, VG
40.1/3.8m CL = ??TW, Uncut
31.5/3.8m CL = ??TW, Cut
172.5/0.6m CL = ??TW
5.8/5.3m CL = ??TW

53-515	Lower D North Incl. and and New	6.1 9.8 10.7 12.8 24.2	15.2 10.2 11.3 13.3 24.9	0	075	51.4/9.1m CL = 5.2m TW, Uncut 36.7/9.1m CL = 5.2m TW, Cut 202.6/0.4m CL = 0.2m TW 236.6/0.6m CL = 0.4m TW, VG 181.4/0.5m CL = 0.3m TW 46.6/0.7m CL = ??TW, VG
53-526	#7 Incl. Lower D North Footwall New	75.3 77.1 91.5 207.4	77.7 77.7 92.4 207.9	-13	125	61.4/2.4m CL = 2.1m TW, Uncut 59.7/2.4m CL = 2.1m TW, Cut 127.2/0.6m CL = 0.5m TW 14.7/0.9m CL = 0.5m TW 46.6/0.5m CL = ??TW
53-528	Lower D North Footwall Incl. Lower D North Incl. New South New	0.0 0.7 12.9 12.9 109.2 122.9	1.9 1.3 20.7 13.6 111.3 124.9	+15	075
97.0/1.9m CL = 0.8m TW, Uncut
76.1/1.9m CL = 0.8m TW, Cut
190.6/0.6m CL = 0.2m TW
129.9/7.8m = 3.0m TW, Uncut
19.2/7.8m CL = 3.0m TW, Cut
1,459.6/0.7m CL = 0.2m TW, VG
16.8/2.1m CL = 0.9m TW, VG
49.4/2.0m CL = ??TW, VG

53-529	Lower D North White Zone	4.0 58.2	10.2 58.8	+16	118	20.9/6.2m CL = 4.9m TW, VG 72.7/0.6m CL = 0.5m TW
53-530	Lower D North Footwall Incl. Lower D North	0.0 0.0 9.2	1.5 0.6 13.5	+15	108	123.8/1.5m CL = 1.1m TW, Uncut 53.5/1.5m CL = 1.1m TW, Cut 295.5/0.6m CL = 0.5m TW, VG 20.6/4.3m CL = 3.0m TW, VG
50-743C	# 7 Break Lower D North New South Footwall New South	280.2 303.0 635.1 672.2	280.8 303.5 658.0 674.7	-12	120	60.0/0.6m CL = 0.2m TW, VG 242.1/0.5m CL = 0.2m TW, VG 9.3/22.9m CL = 3.2m TW 42.5/2.5m CL = 0.3m TW, VG

TW = True Width CL = Core Length VG = Visible Gold TELL = Tellurides CUT= cut to 120 grams/tonne

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties - Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves - in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., the Company’s Chief Geologist, for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(Hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve and resource report prepared by Glenn R. Clark, P. Eng., entitled Review of Resources and Reserves of Macassa Mine, Kirkland Lake, Ontario dated July 18, 2006. Both of these technical reports have been filed on SEDAR (www.sedar.com).

For further information, please contact:

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com Website- www.klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com
Chelsea Hayes Pelham Public Relations Phone 020 7743 6675 E-mail: chelsea.hayes@pelhampr.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange
has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

FIGURE 1

FIGURE 2